SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 14D-1
                     AMENDMENT NO. 3 - FINAL AMENDMENT
                           TENDER OFFER STATEMENT
                        PURSUANT TO SECTION 14(d)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

                                    AND

                                STATEMENT ON
                                SCHEDULE 13D
                              AMENDMENT NO. 3
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                     Interlink Computer Sciences, Inc.
                         (Name of Subject Company)

                    Sterling Software (Southwest), Inc.
                          Sterling Software, Inc.
                                 (Bidders)

                       Common Stock, $.001 par value
                       (Title of Class of Securities)

                                 458747102
                   (CUSIP Number of Class of Securities)

                        Don J. McDermett, Jr., Esq.
                          Sterling Software, Inc.
                             300 Crescent Court
                                 Suite 1200
                            Dallas, Texas 75201
                         Telephone: (214) 981-1000
                         Facsimile: (214) 981-1265

    (Name, Address and Telephone Number of Person Authorized to Receive
              Notices and Communications on Behalf of Bidders)

                                  Copy to:
                         Richard J. Grossman, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                         Telephone: (212) 735-3000
                         Facsimile: (212) 735-2000



                         CALCULATION OF FILING FEE
===============================================================================
Transaction Valuation:* $71,783,208        Amount of Filing Fee:** $14,356.64
===============================================================================
     *Estimated for purpose of calculating the filing fee only. The calculation assumes the purchase of 10,254,744 shares of common stock, $.001 par value (including the associated Preferred Share
      Purchase Rights, the "Shares") (which represents 8,308,107 Shares outstanding, 1,614,896 Shares reserved for issuance upon the exercise of options, 260,706 Shares reserved for issuance upon the exercise of warrants, and 71,035 Shares issuable under the Employee Stock
      Purchase Plan (the "ESPP") of Interlink Computer Sciences, Inc. (the "Company")), at a price per Share of $7.00 in cash. Such number of Shares represents all the Shares outstanding as of March 23,1999, and assumes the exercise of all existing options and warrants to acquire Shares from the Company and the issuance by the Company of 71,035
      Shares under the ESPP.

    **The amount of the filing fee, calculated in accordance with rule
      0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by Sterling Software (Southwest), Inc. for such number of Shares.

  [X] Check box if any part of the fee is offset as provided by Rule
      0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:   $14,356.64             Filing Party: Sterling Software (Southwest), Inc.
                                                                    and Sterling Software, Inc.

     Form or Registration No.: Schedule 14D-1/13D     Date Filed:   March 30, 1999

===============================================================================



CUSIP No. 458747102

14D-1/13D
------------------------------------------------------------------------------
(1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
      Sterling Software (Southwest), Inc.
------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                             (a) ( )
                                             (b) ( )
------------------------------------------------------------------------------
(3)   SEC USE ONLY

------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS*
      AF
------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                          (  )
------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
------------------------------------------------------------------------------
                           (7)  SOLE VOTING POWER
    NUMBER OF                   0
     SHARES                ---------------------------------------------------
  BENEFICIALLY             (8)  SHARED VOTING POWER
    OWNED BY                    9,416,968 (including 75,432 Shares subject
      EACH                      to guarantee of delivery)
   REPORTING
     PERSON                ---------------------------------------------------
      WITH                 (9)  SOLE DISPOSITIVE POWER
                                0
                           ---------------------------------------------------
                           (10) SHARED DISPOSITIVE POWER
                                9,416,968 (including 75,432 Shares
                                subject to guarantee of delivery)
------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          9,416,968 (including 75,432 Shares subject to guarantee of delivery)
------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                       (  )
-------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      95.2%
------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON
      CO
------------------------------------------------------------------------------



CUSIP No. 458747102

14D-1/13D
------------------------------------------------------------------------------
(1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
      Sterling Software, Inc.
      IRS ID No.:  75-1873956
------------------------------------------------------------------------------
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

                                                 (a)  ( )
                                                 (b)  ( )
------------------------------------------------------------------------------
(3)  SEC USE ONLY

------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*
     WC
------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                          (  )
------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
------------------------------------------------------------------------------
                           (7) SOLE VOTING POWER
    NUMBER OF                  0
     SHARES                ---------------------------------------------------
   BENEFICIALLY            (8) SHARED VOTING POWER
     OWNED BY                  9,416,968 (including 75,432 Shares subject
       EACH                    to guarantee of delivery)
    REPORTING              ---------------------------------------------------
      PERSON               (9) SOLE DISPOSITIVE POWER
       WITH                    0
                           -------------------------------------------------
                          (10) SHARED DISPOSITIVE POWER
                               9,416,968 (including 75,432 Shares subject
                               to guarantee of delivery)
------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      9,416,968 (including 75,432 Shares subject to guarantee of delivery)
------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                       (  )
------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      95.2%
------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON
      CO
------------------------------------------------------------------------------



            Sterling Software, Inc., a Delaware corporation ("Parent"), and Sterling Software (Southwest), Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent ("Purchaser"), hereby amend and supplement (i) their Tender Offer Statement on Schedule 14D-1, as amended ("Schedule 14D-1"), filed with the Securities and Exchange Commission (the "Commission") on March 30, 1999, with respect to Purchaser's offer to purchase all of the outstanding shares of common stock, par value $.001 per share (including the associated Preferred Share Purchase Rights, the "Shares"), of Interlink Computer Sciences, Inc., a Delaware corporation (the "Company"), at a purchase price of $7.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 30, 1999 (the "Offer") and (ii) their Statement on Schedule 13D, as amended, filed with the Commission on March 30, 1999. This Amendment No. 3 constitutes the final amendment to the Schedule 14D-1.

            Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning ascribed to such term in the
Schedule 14D-1/13D or in the Offer to Purchase referred to therein.

ITEM 6.     INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

            The information set forth in Item 6 of the Schedule 14D-1/13D is hereby amended and supplemented by the following information:

            The Offer expired at 12:00 midnight, New York City time, on Monday, April 26, 1999. Based on information provided by the Depositary, 9,416,968 Shares or approximately 95.2% of the outstanding Shares were validly tendered and not withdrawn pursuant to the Offer (including 75,432 Shares tendered by means of guaranteed delivery). Purchaser has accepted for payment, and has notified the Depositary to promptly pay for the validly tendered and accepted Shares, in accordance with the Offer. On April 27, 1999, Parent issued a press release, a copy of which is filed herewith as Exhibit (a)(11) and is incorporated herein by reference.

ITEM 11.    MATERIAL TO BE FILED AS EXHIBITS.

(a)(11) Text of Press Release issued by Parent on April 27, 1999



                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:April 27, 1999                  STERLING SOFTWARE, INC.



                                     By: /s/ Don J. McDermett, Jr.
                                        ---------------------------------
                                     Name:  Don J. McDermett, Jr.
                                     Title: Senior Vice President



                                     STERLING SOFTWARE (SOUTHWEST), INC.



                                     By: /s/ Don J. McDermett, Jr.
                                        --------------------------------
                                     Name:  Don J. McDermett, Jr.
                                     Title: Vice President



                               EXHIBIT INDEX

Exhibit
-------
(a)(11)   Text of Press Release issued by Parent on April 27, 1999